EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated January 17, 2006, relating to the financial statements of Piedmont Natural Gas Company, Inc. and management’s report on the effectiveness of internal control over financial reporting (which reports (1) express an unqualified opinion on the financial statements and include an explanatory paragraph regarding the restatement of the 2004 and 2003 financial statements, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), appearing in the Annual Report on Form 10-K of Piedmont Natural Gas Company, Inc. for the year ended October 31, 2005.

/s/ DELOITTE & TOUCHE LLP
Charlotte, North Carolina
March 24, 2006